UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

Canada Life Financial Corporation

(Translation of registrant’s name into English)

  330 University Avenue, Toronto, Ontario M5G 1R8

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

CANADA LIFE FINANCIAL CORPORATION

EXHIBITS TO FORM 6K

Exhibit

Press Release	99.1

Interim MD&A	99.2

Interim Financial Statements, for the period ended March 31, 2003	99.3

Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	99.4

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION (Registrant)

Date: May 1, 2003	By:	/s/ ROY W. LINDEN

Roy W. Linden
Secretary and Chief Compliance Officer